Filed by Biogen, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Biogen, Inc.
Commission File No. 0-12042

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the “Merger Agreement”), by and among IDEC Pharmaceuticals Corporation (“IDEC”), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. (“Biogen”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of Biogen and IDEC on June 23, 2003, and is incorporated by reference into this filing.

The following is a memorandum from the Company’s Executive Vice President – General Counsel to the Company’s employees.

TO:	Biogen Employees
FROM:	Tom Bucknum
DATE:	June 23, 2003
RE:	Today’s Merger Announcement

As Jim Mullen noted in his message, this is truly a momentous day for Biogen and IDEC. The merger will create a new global biotechnology leader in oncology and immunology. By joining together, we’ll create a high-growth company with greater scale and market opportunity than either could achieve alone.

While this is a time of excitement at Biogen, I’d like to take a moment to give you some practical “do’s and don’ts” to keep in mind over the next several months as our two companies move toward closure of this deal.

1.	Don’t jump the gun on our merger. It’s important to remember that Biogen and IDEC must continue to operate as independent companies until closing later this year. The merger must go through regulatory approval and be approved by both company’s stockholders. Until the merger has been finalized we are separate companies. Biogen employees must go about their business as usual and focus on achieving the goals we’ve set for the company this year.

2.	Don’t attempt to contact your counterparts at IDEC unless you have been specifically asked to do so by the Integration Planning Team or the existing joint project team working on the oncology collaboration between our companies that started earlier this year.

3.	Don’t speak to the media. If you receive a call from a reporter, refer it to Public Affairs (extension 6524) immediately. You should not speak to the press without authorization on any topic, even to provide general background.

4.	Don’t speak to the financial community. Refer all calls from members of the financial community to Investor Relations (extension 2812). Be careful: many people seek proprietary information through unauthorized channels within the company. Please remember to exercise caution in responding to inquiries about Biogen’s activities from callers you do not know.

Thanks for keeping these cautions in mind.

Additional Information and Where to Find It

IDEC Pharmaceuticals Corporation intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant documents in connection with the proposed transaction. Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus and other relevant materials, when they become available, because they will contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, may also be obtained from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Attn. Investor Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121. In addition, investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen’s website at www.biogen.com and investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC’s website at www.idecpharm.com. Biogen, IDEC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of the officers and directors of Biogen and IDEC in the proposed transaction will be included in the joint proxy statement/prospectus.